August 31, 2006

Mail Stop 3561

Via U.S. mail and facsimile

Paul S. Lipschutz, President
Waterpure International, Inc.
1600 Lower State Road
Doylestown PA 18901

Re :     Waterpure International Inc.
File No.  333-135783
Issuer`s Proposed Responses to the August 15, 2006 Staff Comments on
       Form SB-2 filed February 17, 2006

Dear Ms. Rice:

      We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. As we indicated in our letter dated August 15, 2006, the registration statement covers the resale of all of Waterpure International Inc.`s outstanding securities and thus appears to be an offering "by or on behalf of" the registrant. Waterpure International is not eligible to conduct an "at the market" primary offering under Rule 415. Consequently, please revise your prospectus to disclose that the securities will be offered and sold by the selling security holders at a fixed price for the duration of the offering, which price must be disclosed.
2. As we indicated in our letter dated August 15, 2006, please revise the prospectus to identify the selling shareholders as underwriters under the federal securities laws. It is not sufficient to say they may be "deemed" underwriters.

Signatures
3. Please comply with all requirements of the "Signatures - Instructions for Signatures" section at the end of Form SB-2. The Form requires the signatures of the following: the principal executive officer or officers; both the principal financial officer and principal accounting officer or controller; and at least the majority of the board of directors. The Form also requires the signature of persons performing similar functions. In addition, it requires that each person who signs should indicate each capacity in which he or she signs the registration statement.
4. As appropriate, please amend the registration statement to include updated financial statements and an updated accountants` consent.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


Please contact Susann Reilly at 202-551-3236 if you have any questions.

					Sincerely,



      John Reynolds
					Assistant Director
      Office of Emerging Growth Companies

cc:  	Melissa K. Rice
      By facsimile to (941) 955-6690



Melissa K. Rice
Waterpure International, Inc.
August 31, 2006
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